 Exhibit 99.1

Mountain Province Diamonds Announces Third Quarter Results

Shares Issued and Outstanding: 159,808,833
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, Nov. 10, 2016 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) today announced the Company's results for the third quarter ended September 30, 2016.

Highlights
(All quoted figures in CAD$ unless otherwise indicated)

•	For the three months ended September 30, 2016, the Company reported a net loss of $5.4 million or ($0.03) per share, and for the nine months ended September 30, 2016, the Company reported net income of $13.1 million or $0.08 per share, fully diluted, due largely to foreign exchange movements.

•	At September 30, 2016, mine development costs of $1,026 million and commitments of $18.5 million (100% basis) had been incurred, and the Company had cash and restricted cash totaling $107.9 million.

•	Production ramp-up at the Gahcho Kué ("GK") mine commenced on August 1, 2016, and from August 1 to September 30, 2016, the mine processed approximately 130,000 tonnes of ore from the 5034 pit at an average grade of 1.52 carats/tonne, recovering approximately 198,000 carats of which approximately 97,000 carats (49%) are the Company's share.

•	During the quarter the run-of-mine diamond production from August 1 to August 25, 2016 was split at the Diavik Diamond Mines Inc. ("DDMI") sorting facility based in Yellowknife, with De Beers Canada Inc. ("De Beers") receiving 51% and Mountain Province 49%. The production from August 26, 2016 to October 3, 2016 was sent to DDMI and the split was completed subsequent to the quarter end on October 18, 2016.

•	Under the terms of the Gahcho Kué Joint Venture Agreement, De Beers and Mountain Province each bid for all fancy colored and special (+10.8 carat) diamonds. On September 15, 2016, the first bid was won by De Beers and, subsequent to the quarter end on October 18, 2016, the second bid was won by the Company. The Company received US$127,400, being 49% of the September 15, 2016 bid, and paid De Beers US$1,402,500, being 51% of the October 18, 2016 bid.

•	The Company plans its first sale of diamond production through its diamond broker, Bonas, in Antwerp, Belgium in mid-January, 2017 and approximately every five weeks thereafter.

•	Commissioning of the GK mine is currently in progress and commercial production remains on target for early January 2017. The Gahcho Kué Diamond Mine has 441 full-time employees and long-term contractors.

•	At November 10, 2016, US$323 million of the US$370 million Loan Facility had been drawn.

Financial Summary
During the quarter the Company drew US$26 million under the Loan Facility and, subsequent to the quarter end, a further US$19 million in October and November, leaving a balance of US$47 million until financial completion, which is expected to take place on or before September 30, 2017. The Company ended the quarter with cash and restricted cash totalling $107.9 million, compared with $124.4 million at the end of the previous quarter.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over the projected 12 years of the first phase of mine development.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which are being developed in the first phase of mining and have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario, M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 14:44e 10-NOV-16